Rule 424(b)(2)
                                                    Registration No. 333-60474


PRICING SUPPLEMENT NO. 142/A dated July 28, 2004
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series G
Due Nine Months or More From the Date of Issue

CUSIP No.:                      52517PWY3

ISIN:                           US52517PWY32

Specified Currency:             US Dollars

Principal Amount:               US$31,000,000.00

                                Total                   Per Note
Issue Price:                    US$31,000,000.00        100%
Agent's Commission:             US$         0.00          0%
Proceeds to Lehman
   Brothers Holdings:           US$31,000,000.00        100%

The Notes will be issued in an aggregate principal amount of $31,000,000 and will form a single tranche with the $5,000,000 aggregate principal amount of Medium-Term Notes, Series G, due July 29, 2014, that Lehman Brothers Holdings will issue on July 29, 2004, as described in Pricing Supplement No. 142 dated July 7, 2004. The Notes will have the same CUSIP number as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $36,000,000.


Agent:                          Lehman Brothers Inc.

Agent's Capacity:               [  ]  As agent        [X ]  As principal  (See
                                                        "Underwriting" below.)

Original Issue Date:            July 29, 2004

Stated Maturity Date:           July 29, 2014, subject to Optional Redemption;
                                provided that if such day is not a Business
                                Day, then such day will be the following
                                Business Day unless such day falls in the following month in which case it will be the preceding Business Day.

Amortizing Note:                [  ]  Yes     [X ]  No

Amortization Schedule:          Not applicable


[  ]  Fixed Rate Note

[X ]  Floating Rate Note        [  ]  CD Rate
                  [  ]  Commercial Paper Rate
                  [  ]  Federal Funds Rate
                  [  ]  LIBOR Telerate
                  [  ]  LIBOR Reuters
                  [  ]  Treasury Rate:    Constant Maturity [  ] Yes   [  ] No
                  [  ]  Prime Rate
                  [  ]  J.J. Kenny Rate
                  [  ]  Eleventh District Cost of Funds Rate
                  [X ]  Other:  See "Interest Rate per Annum" below

Interest Rate per Annum:        From the Original Issue Date through July 28,
                                2005, 8.75%.

                                From  July 29, 2005, through the Stated
                                Maturity Date, the greater of:
                                *  0%, or
                                * the Interest Rate per Annum relating to the immediately preceding Interest Payment Date, plus the applicable Spread, minus 6-Month LIBOR.

Spread:                         From July 29, 2005 through July 28, 2006:
                                   4.0%.
                                From July 29, 2006 through July 28, 2007:
                                   4.5%.
                                From July 29, 2007 through July 28, 2008:
                                   5.0%.
                                From July 29, 2008 through July 28, 2009:
                                   5.5%.
                                From July 29, 2009 through July 28, 2010:
                                   6.0%.
                                From July 29, 2010 through July 28, 2011:
                                   6.5%.
                                From July 29, 2011 through July 28, 2012:
                                   7.0%.
                                From July 29, 2012 through July 28, 2013:
                                   8.0%.
                                From July 29, 2013 through the Stated Maturity
                                   Date: 9.0%.

6-Month LIBOR:                  Set in arrears each Interest Reset Date, the
                                offered rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such Interest Reset
                                Date, which appears on Moneyline Telerate, on page 3750 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that Interest Reset
                                Date. If 6-Month LIBOR cannot be determined on a Interest Reset Date as described above, then the Interest Rate Calculation Agent will determine 6-Month LIBOR based on quotations from five reference banks in the manner described in the Prospectus Supplement with respect to four major banks in the London interbank market, substituting "five" in each place "four" appears, for deposits in U.S.
                                dollars for a period of six months, commencing on such Interest Reset Date.

Interest Reset Dates:           The 6-Month LIBOR rate will reset 5 London
                                Business Days prior to each Interest Payment
                                Date.

Interest Payment Dates:         Each October 29, January 29, April 29, and
                                July 29, commencing on October 29, 2004, subject to Optional Redemption; provided that if such day is not a Business Day, then such day will be the following Business Day unless such day falls in the following month in which case it will be the preceding Business Day, and provided further that the final Interest
                                Payment Date for any Notes shall be the
                                applicable maturity date.

London Business Day:            Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market.

Business Day:                   Any day that is a day on which dealings in
                                deposits in U.S. dollars are transacted, or with respect to any future date are expected to be transacted, in the London interbank market and that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Interest Computation:           Interest will be computed on the assumption
                                that there are thirty days in each month and 360 days in each year.

"Accrue to Pay":                [  ]  Yes      [X ]  No

Interest Rate
   Calculation Agent:           Lehman Brothers International (Europe)

Optional Redemption:            The Notes may be redeemed at the option of
                                Lehman Brothers Holdings in whole or in part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on October
                                29, 2004. Notice of redemption will be given not less than five Business Days prior to the redemption date.

Optional Repayment:             Not applicable.

Extension of Maturity:          Not applicable.

Form of Note:                   [X ]  Book-entry only (global)
                                [  ]  Certificated

Depository:                     The Depository Trust Company

Authorized Denominations:       $1,000 or any larger whole multiple

Issuer Rating:                  Long-term senior unsecured debt of Lehman
                                Brothers Holdings is currently rated A by Standard & Poors, A1 by Moodys Investors
                                Service and A+ by Fitch IBCA.


RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed or floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. You should consider the risk that the Interest Rate calculation provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. You should consider the risk that the interest rate you receive will decrease as 6-Month LIBOR increases, and increase as 6-Month LIBOR decreases, because the interest rates on the Notes after the first Interest Payment Date will be determined by adding a spread to the interest rate relating to the previous Interest Payment Date and subtracting 6-Month LIBOR. Generally, as market rates increase, the market value of fixed rate debt instruments will decrease. Because the interest rate on the Notes will decrease as 6-Month LIBOR increases, and may decrease to zero, in some circumstances where 6-Month LIBOR sets above the previous coupon plus the spread, the market value of the Notes can be expected to decrease to a much greater extent than the market rate of fixed rate notes if interest rates increase.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the availability of comparable instruments and the aggregate principal amount of the Notes. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical Interest Reset Dates listed below, illustrates the variability of that rate:


Historical Levels of 6-Month LIBOR

Hypothetical LIBOR                        Hypothetical LIBOR
Observation Date      6-Month LIBOR       Observation Date      6-Month LIBOR

January 29, 1987      6.188               October 30, 1995      5.875
April 29, 1987        7.312               January 29, 1996      5.312
July 29, 1987         7.250               April 29, 1996        5.562
October 29, 1987      7.812               July 29, 1996         5.812
January 29, 1988      7.000               October 29, 1996      5.562
April 29, 1988        7.562               January 29, 1997      5.688
July 29, 1988         8.625               April 29, 1997        6.000
October 31, 1988      8.625               July 29, 1997         5.812
January 30, 1989      9.500               October 29, 1997      5.812
May 1, 1989           10.062              January 29, 1998      5.656
July 31, 1989         8.375               April 29, 1998        5.812
October 30, 1989      8.438               July 29, 1998         5.750
January 29, 1990      8.500               October 29, 1998      4.972
April 30, 1990        8.875               January 29, 1999      4.971
July 30, 1990         8.062               April 29, 1999        5.060
October 29, 1990      8.000               July 29, 1999         5.650
January 29, 1991      7.188               October 29, 1999      6.120
April 29, 1991        6.312               January 31, 2000      6.289
July 29, 1991         6.312               May 1, 2000           6.731
October 29, 1991      5.438               July 31, 2000         6.894
January 29, 1992      4.188               October 30, 2000      6.721
April 29, 1992        4.250               January 29, 2001      5.376
July 29, 1992         3.625               April 30, 2001        4.302
October 29, 1992      3.625               July 30, 2001         3.698
January 29, 1993      3.375               October 29, 2001      2.220
April 29, 1993        3.312               January 29, 2002      2.020
July 29, 1993         3.500               April 29, 2002        2.098
October 29, 1993      3.438               July 29, 2002         1.830
January 31, 1994      3.375               October 29, 2002      1.670
April 29, 1994        4.750               January 29, 2003      1.340
July 29, 1994         5.188               April 29, 2003        1.290
October 31, 1994      5.938               July 29, 2003         1.139
January 30, 1995      6.688               October 29, 2003      1.210
May 1, 1995           6.375               January 29, 2004      1.210
July 31, 1995         5.875               April 29, 2004        1.370


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings intends to treat the Notes as "contingent payment debt instruments." As such, Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the "comparable yield" of the Notes (generally, the rate at which Lehman Brothers Holdings would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss.

Based on the current interest rate environment, Lehman Brothers Holdings estimates that the comparable yield of the Notes would be an annual rate of approximately 5.47%, compounded quarterly. Lehman Brothers Holdings will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder's total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings at the following address (which replaces the address provided in the accompanying Prospectus):

                         Controllers Office
                         Lehman Brothers Holdings Inc.
                         745 Seventh Avenue
                         New York, New York 10019
                         (212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder's original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see "United States Federal Income Tax Consequences-Debt Securities-Consequences to United States Holders-Contingent Payment Debt Securities" in the Prospectus.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.


Certain Other United States Federal Income Tax Consequences

A summary of certain United States federal income tax consequences that will apply to holders of debt securities is set forth under "United States Federal Income Tax Consequences-Debt Securities" in the Prospectus. Holders should note that the backup withholding tax rate of 31% referenced in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-United States Holders" has been reduced to 28% for payments made through 2010, after which time the rate will revert back to 31% absent Congressional action.

In addition, the sections below replace the summaries set forth in the Prospectus under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Estate Tax" and "United States Federal Income Tax Consequences-Debt Securities-Information Reporting and Backup Withholding-Non-United States Holders."


Consequences to Non-United States Holders

United States Federal Estate Tax

Your estate will not be subject to United States federal estate tax on debt securities beneficially owned by you at the time of your death provided that:

* any payment to you on the debt securities would be eligible for exemption from the 30% United States federal withholding tax under the rules described in the bullet points under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax," without regard to the certification requirements of the fourth bullet point; and
* interest on those debt securities would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.


Information Reporting and Backup Withholding

Non-United States Holders

If you are a non-United States holder of debt securities, Lehman Brothers Holdings must report annually to the IRS and to you the amount of payments Lehman Brothers Holdings makes to you and the tax withheld with respect to such payments, regardless of whether withholding was required. Copies of the information returns reporting such payments and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You will not be subject to backup withholding regarding payments Lehman Brothers Holdings makes to you provided that Lehman Brothers Holdings does not have actual knowledge or reason to know that you are a United States person and Lehman Brothers Holdings has received from you the statement described above in the fourth bullet point under "United States Federal Income Tax Consequences-Debt Securities-Consequences to Non-United States Holders-United States Federal Withholding Tax."

In addition, you will be subject to information reporting and, depending on the circumstances, backup withholding regarding the proceeds of the sale of a debt security made within the United States or conducted through United States-related intermediaries, unless the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.


UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

The Agent has represented and agreed that:

* it and each of its affiliates have not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the Notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995;
* it and each of its affiliates have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to Lehman Brothers Holdings; and
* it and each of its affiliates have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

The Agent has separately further agreed that the Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Lehman Brothers Holdings has agreed to indemnify the Agent against certain liabilities under the Securities Act of 1933, as amended, as described in the accompanying Prospectus Supplement.

Capitalized terms used herein without definition have the meanings ascribed to them in the Prospectus Supplement and Prospectus.


Lehman Brothers Holdings Inc.


By:      /s/   Paolo Tonucci
Name:    Paolo Tonucci
Title:   Authorized Officer